SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

 iROBOT CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)
001-36414		77-0259 335
(Commission File Number)		(I.R.S. Employer Identification No.)

8 Crosby Drive, Bedford, MA		01730
(Address of principal executive offices)		(Zip Code)

Glen D. Weinstein
Chief Legal Officer and Secretary
(781) 430-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

iRobot Corporation (the “Company”) has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or the production of products that were contracted to be manufactured by the Company during the 2013 calendar year. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry that was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or were from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).
Conflict Minerals Disclosure
Based on the Company’s reasonable country of origin inquiry (“RCOI”), the Company has not received any information indicating that its necessary conflict minerals originated in the DRC or an adjoining country, and, as such, the Company has no reason at this time to believe that its necessary conflict minerals may have originated in any such country. Nonetheless, because some of the Company’s contract manufacturers, and some of the suppliers to those contract manufacturers, have not yet completed their inquiry into the source of their conflict minerals, the Company, out of an abundance of caution, is filing the attached Conflict Minerals Report, which describes the Company’s RCOI and due diligence efforts that have been undertaken in connection with attempting to determine the source of the conflict minerals in its products.
The Company’s RCOI and further due diligence measures are described in detail in the attached Conflict Minerals Report. These measures included utilizing the Electronic Industry Citizenship Coalition (“EICC”) survey on sourcing information, which was distributed to all of the Company’s contract manufacturers and key suppliers to those manufacturers, to gather data dealing with whether conflict minerals were contained in materials supplied to the Company, or to the Company’s contract manufacturers, the source of those minerals, and whether the minerals were or were not DRC conflict free.
Responses to the EICC survey were received from all six companies that manufacture products for the Company, as well as from 14 of the 15 key suppliers to those manufacturers to whom EICC surveys were sent. Follow-up inquiries were made where survey responses were incomplete or needed clarification. These surveys showed that conflict minerals are utilized in products that are contracted to be manufactured by the Company. While no respondent was aware that any conflict minerals in its products came from the DRC or an adjoining country, none of the respondents has yet completed its inquiries of upstream suppliers.
The Company’s Conflict Minerals Report has been posted on the Company’s Internet website.

Item 1.02 Exhibit
A Conflict Minerals Report covering calendar year 2013, has been filed as Exhibit 1.02 to this Form SD.
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

iRobot Corporation

June 2, 2014	By: /s/ Glen D. Weinstein
Name: Glen D. Weinstein
Title: Chief Legal Officer and Secretary